UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
Hours per response . . . 12.00

[redacted]

13012678

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8 - 66025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

HAMILTON EXECUTIONS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 BROADWAY, SUITE 12J
(No. And Street)

NEW YORK, (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT A. PELLICONE (212) 425-4440
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO
3/9/12

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ROBERT A. PELLICONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAMILTON EXECUTIONS, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Notary Public

Donna Jean Flood
Notary Public, State of New York
No. 01FL6131584
Qualified in Richmond County
Commission Expires Aug. 08, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Members of
Hamilton Executions, LLC:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Hamilton Executions, LLC (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hamilton Executions, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 28, 2013

HAMILTON EXECUTIONS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 813,610
Commissions receivable	1,602,063
Due from clearing broker	103,982
Fixed assets (net of accumulated depreciation of $246,831)	264,348
Other assets	31,645
TOTAL ASSETS	$ 2,815,648

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Commissions payable	$ 124,485
Accounts payable and accrued expenses	275,404
TOTAL LIABILITIES	399,889
Members' equity	2,415,759
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,815,648

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Organization

Hamilton Executions L.L.C. (the "Company") was organized as a limited liability company in the State of New Jersey in June 2003. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of NYSE Amex Options and Securities Investor Protection Corporation ("SIPC").

Nature of Business

The Company's business is that of an NYSE Amex Options floor broker. Commission income is earned by the Company on security transactions which it executes on the NYSE Amex Options floor.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions (and the related commission revenue and expense) are recorded on a trade date basis.

Depreciation Policy

The Company's property and equipment is depreciated on a straight line basis over their estimated useful lives of three to seven years for book purposes. Accelerated methods may be used for tax purposes.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company has several cash accounts at major financial institutions to mitigate its risk for balances that exceed the FDIC limit of $250,000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

FASB ASC 820, *Fair Value Measurement and Disclosure* bears no material effect on these financial statements.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $1,446,695, which was $100,000 in excess of its required net capital of $1,346,695. The Company's net capital ratio was 0.28 to 1.

NOTE 4 - FIXED ASSETS

Fixed assets consist of the following:

Computers	$ 201,451
Furniture and fixtures	185,937
Office equipment	67,499
Floor communication equipment	29,399
Floor recording equipment	26,893
Total Fixed Assets	511,179
Less: Accumulated Depreciation	(246,831)
Net Fixed Assets	$ 264,348

Depreciation for the year ended December 31, 2012 was $49,797.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

Lease Commitments

In November, 2012, the Company renewed its lease obligation for office space in New York City providing for minimum fixed monthly rental payments of $5,387, plus a monthly storage fee of $550. The lease expires on November 19, 2013.

As of December 31, 2012, future minimum lease payments under this lease is as follows:

For the year ending December 31,	Office Space
2013	$ 65,307
Total	$ 65,307

Rent expense for 2012 aggregated to $72,813 and is included in the occupancy line item on the statement of operations.

The Company had no equipment rental commitments, underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2012 or during the year then ended.

NOTE 6 - INCOME TAXES

The Company is not subject to income taxes. The members report their distributive share of realized income or loss on their own tax returns. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is subject to New York City unincorporated business tax a provision for which is reported on the statements of operations. The Company is no longer subject to federal, state or local tax examinations by authorities for years before 2009.

NOTE 7 - OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the Company's introduced customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

As of December 31, 2012, there were no material customer accounts having unsecured debit balances that presented any risk.

NOTE 8 - EMPLOYEE BENEFIT PLANS

Effective January 1, 2004, the Company adopted the Hamilton Executions L.L.C. 401(k) Profit Sharing Plan (the "Plan") under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan was amended in July 2006. Under the terms of the Plan, all employees eligible to participate may elect to contribute a percentage of their salary up to the maximum allowed under the Plan. Employees who have attained the age of 21 and have completed six months of service are eligible to participate in the plan. Contributions to the Plan may also be made by the Managing Members, at their discretion. For the year ended December 31, 2012, no contributions were made to the plan.

NOTE 9 - PENSION PLAN

The Company maintains a qualified 412 (e)(3) Defined Benefit Plan (the "Plan") covering all employees. The benefits are based on years of service and the employee's compensation prior to retirement. Under the Plan, the Company, at its sole discretion, makes annual contributions to the plan that are invested exclusively in annuity and life insurance products issued by an insurance company. The Plan does not allow loans to any participants. The Plan has various eligibility, retirement and benefit specifications.

The following table sets forth the funded status of the Plan as of December 31, 2012

Accumulated benefit obligation	$ 2,568,572
Projected benefit obligation	2,568,572
Fair value of plan assets	2,568,572
Unfunded status	$ -

NOTE 9 - PENSION PLAN (continued)

As of December 31, 2012, there was no additional minimum liability.

Weighted - average assumptions as of December 31, 2012	
Discount rate	3.00%
Expected rate of return on plan assets	3.00%
Rate of compensation increase	0.00%

The Company's expected rate of return on plan assets is determined by the plan assets' historical investment performance, current asset allocation, and estimates of future returns by asset class.

The Company's fair value of total plan assets at December 31, 2012, by asset category is as follows:

Massachusetts Mutual Life Insurance Company	100.00%
Total	100.00%

The Company's investment policy for plan assets is to manage the portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio through the full investment of available funds.

The pension benefits expected to be paid in 2013, 2014, 2015, 2016, 2017 and the five years thereafter, which include an amount for expected future services, are as follows:

2013	$ 666,264
2014	-
2015	-
2016	-
2017	-
	$ 666,264

FASB ASC 715, Compensation and Retirement Benefits, requires entities to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income, net of tax, to report the funded status of defined benefit pension and other postretirement benefit plans. At December 31, 2012 the plan is fully funded and there are no assets, liabilities, or comprehensive income amounts reflected in these financial statements.

NOTE 10 - GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2012 or during the year then ended except as described in Note 7 above.

NOTE 11 - SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.